Exhibit (e)(5)

MEMORANDUM	PRIVATE AND CONFIDENTIAL
TORONTO OFFICE

TO	DATE

S.M. Hand	February 28, 2000

FROM

L.M. Ames

SUBJECT
M.D. Sopko’s letter to you dated January 11, 2000 relating to relocation back to the United States

The Board of Directors, on December 6, 1999, approved certain arrangements pertaining to your eventual/possible relocation back to the U.S. These were detailed in Mike Sopko’s letter and included a “transition allowance equal to one month’s current base salary for each year of company service in Canada, to a maximum of six months” and a “financial accommodation” related to the payment of Canadian Departure Tax.
This letter will confirm that the above benefits are in addition to the normal provisions of the International Transferee Relocation Assistance Policy generally described below.
1.	Normal travel expenses for you, your spouse and resident dependents, including air fares and in-transit expenses to your original location or its equivalent within the country of origin.

2.	Customary costs associated with packing, unpacking, insuring and moving your personal and household effects.

3.	Real estate brokerage and legal fees and closing costs incurred on the sale of your residence at the foreign location, i.e., Toronto.

4.	Assistance in preparation of your personal income taxes during the year of termination and in respect of any year during which previously paid foreign taxes are creditable against your US income tax.
It is intended that the above assistance would be extended equally to your spouse and/or resident dependents in the event of your death while employed at the foreign location, i.e., Toronto.
A time limit of one year will be applied to the above provisions following termination of employment.
/s/ L.M. Ames